Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2023 on Form 18-K filed with the SEC on September 19, 2024, as amended from time to time (the “2023 Annual Report”). To the extent the information in this section is inconsistent with the information contained in the 2023 Annual Report, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2023 Annual Report.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of September 19, 2024:

Number of Seats
Justice and Development Party (AKP)	266
Republican People’s Party (CHP)	128
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	50
İYİ Party	30
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	8

Total	593

Source: The Grand National Assembly of Türkiye

MONETARY POLICY

According to the latest inflation report published by the Central Bank on August 8, 2024, the inflation target for 2024 is 5%, with a 2% uncertainty band in both directions. On September 19, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 33.9766 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

As of August 2024, the Central Bank’s international reserve level was approximately U.S.$149.4 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On September 19, 2024 the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 50%. In the press release of the most recent Monetary Policy Committee Meeting, it was stated that the decisiveness regarding tight monetary stance would bring down the underlying trend of monthly inflation through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The release also stated that the tight monetary stance would be maintained until a significant and sustained decline in the underlying trend of monthly inflation is observed, and inflation expectations converge to the projected forecast range. Furthermore, monetary policy tools will be used effectively in case a significant and persistent deterioration in inflation is foreseen. In case of unanticipated developments in credit and deposit markets, monetary transmission mechanism will be supported via additional macroprudential measures.

On October 17, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.